Exhibit 99.3

MAG Silver Reports Second Quarter Financial Results

VANCOUVER, British Columbia, Aug. 14, 2018 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX and NYSE AMERICAN: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2018. For details of the June 30, 2018 unaudited condensed interim consolidated Financial Statements and Management's Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

2018 SECOND QUARTER HIGHLIGHTS

  Underground development in the first half of 2018 totaled 3,689 metres advanced, and accounts for a quarter of the total underground development advanced on the project to date.

  Current development focus on:

    advancing three internal spiral footwall ramps at depth to access the full strike length of the Valdecañas vein system;
    excavating and constructing the underground crushing chamber;
    advancing the conveyor ramp to the planned mill site (the box cut for the underground conveyor exit portal is complete and approximately 200 metres of the underground conveyor ramp is also complete);
    integrating additional ventilation and other associated underground infrastructure; and, progressing the construction of surface infrastructure facilities.

  Subsequent to the quarter ended June 30, 2018, the Company advanced $8,470 to Minera Juanicipio, representing its 44% share of a $19,250 cash call to fund July, August and September development and exploration expenditures on the property.

  Detailed engineering continues for the internal shaft and other mine infrastructure, and mill-site preparation is underway.

  Draft of the Feasibility Study remains under review by both partners, with Fresnillo recently reiterating production to start-up by mid-2020.

  Exploration program underway designed to convert Inferred Resources in the Deep Zone into Indicated Resources, and to further trace the Deep Zone laterally and to depth (assays pending).

  Drilling has commenced on the western extension of the Juanicipio Vein as part of the exploration program to pursue other high priority drill targets within the Juanicipio property.

  MAG is well funded with cash and cash equivalents totaling $151,404 as at June 30, 2018.

George Paspalas, President and CEO, commented, “We are pleased to see the continued progress being made developing the Juanicipio project, whilst we now embark on the formal approval process. Underground development is well advanced, and the construction of some of the surface infrastructure is starting to take shape. It is heartening to see our partner is now in discussions with suppliers to order long lead time equipment.  I would like to remind people, that as we head to full-on construction of the project, we still are very motivated to continue to explore the property, as our current exploration success is the result of working in a very small area of the property. There remain many untested prospective targets for the joint venture to drill, and with 4 rigs turning on surface, we eagerly await the assay results.”

Juanicipio Project Update

Subsequent to the quarter end on July 3, 2018, the Company advanced $8,470 to Minera Juanicipio, representing its 44% share of a $19,250 cash call to fund July, August and September development and exploration expenditures on the Juanicipio property.  The underground development actively continues with emphasis on: developing the three internal spiral footwall ramps at depth to access the full extent of the Valdecañas vein system; excavating and constructing the underground crushing chamber; advancing the conveyor ramp to the planned mill site (with the box cut for the underground conveyor exit portal already complete); and, integrating additional ventilation and other associated underground infrastructure. As well, according to the operator, Fresnillo, discussions with suppliers of long-term delivery equipment and construction contractors have been initiated.

An independent feasibility study is required by the Minera Juanicipio Shareholders’ Agreement in order to formally approve the project.  AMC was therefore commissioned by Minera Juanicipio in late 2017 to prepare such a study (the “Feasibility Study”) and a draft remains under review by both Joint Venture partners. Upon approval of the Feasibility Study by the Technical Committee, Minera Juanicipio is expected to present the study to both its Board and the respective Joint Venture partner Boards for formal development approval.  MAG expects to support the development of the project, and Fresnillo has publicly advised that it expects Minera Juanicipio to be in production by mid-2020.  As well, Minera Juanicipio is currently reviewing a draft Engineering, Procurement, and Construction Management (“EPCM”) contract which defines the specific terms by which Fresnillo will oversee the development of the project.

Drilling of the Deep Zone has continued under the approved 20,000 metre 2017 exploration drill program carried forward into 2018.  The Deep Zone effectively remains open to depth and laterally along its entire strike length in both directions to the Joint Venture boundaries.  In the three and six months ended June 30, 2018, approximately 1,973 and 4,108 metres were drilled respectively, with all assays pending. The drilling is designed with the intention to both convert the Inferred Resources in the Deep Zone into Indicated Resources, and to further trace it laterally and to depth.

Meanwhile, drilling has commenced on the western extension of the Juanicipio Vein as part of the exploration program to pursue other high priority drill targets within the Juanicipio property.

Currently, there are five drill rigs on site, four drilling from surface and one from underground.

Lagartos Project

On June 22, 2018, the Company sold its non-core, Lagartos concessions in the Zacatecas Silver District to Defiance Silver Corp (“Defiance”) for consideration of 5,000,000 shares of Defiance.  The Defiance shares were valued at $1,202 upon closing, and the transaction resulted in a consolidation of their holdings in the Zacatecas silver district, while providing MAG with approximately a 5% equity position in Defiance.  Dr. Peter Megaw, MAG’s Chief Exploration Officer commented, "With the Zacatecas Silver District consolidating, MAG was approached by a number of companies looking to acquire its holdings in the camp.  MAG chose to partner with Defiance because of our long-held interest in the exploration potential of the Veta Grande Vein."

FINANCIAL RESULTS – THREE AND SIX MONTHS ENDED JUNE 30, 2018

As at June 30, 2018, the Company had working capital of $151,765 (June 30, 2017: $126,809) including cash and cash equivalents of $151,404 (June 30, 2017: $125,011).  The Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  The Company makes cash advances to Minera Juanicipio as 'cash called' by the operator, Fresnillo, based on approved joint venture budgets. In the three and six months ended June 30, 2018, the Company funded advances to Minera Juanicipio, which combined with MAG's Juanicipio expenditures on its own account, totaled $78 and $5,845 respectively (June 30, 2017: $6,466 and $10,844 respectively).

The Company’s net loss for the three and six months ended June 30, 2018 was $2,753 and $2,570 respectively (June 30, 2017: $1,322 and $1,634 respectively) or $0.03/share and $0.03/share respectively (June 30, 2017: $0.02/share and $0.02/share respectively).

The loss for the period includes an equity loss pick-up from its investment in Minera Juanicipio of $1,623 and $740 in the three and six months ended June 30, 2018, respectively (June 30, 2017: $(404) and $(976) equity income pick-up, respectively) and a deferred tax expense of $1,300 and $102 in the respective periods (June 30, 2017: nil and $(589) deferred tax recovery, respectively).  The equity loss pick-up for the six months ended June 30, 2018 is primarily the result of providing for some expiring tax losses within Minera Juanicipio, and the deferred tax expense and a portion of the equity loss pick-up relate to the impact of foreign exchange fluctuations ($US vs Peso) on Mexican tax attributes.  As well, as noted above, during the quarter the Company sold its non-core Lagartos concessions in the Zacatecas Silver District to Defiance, which resulted in a net gain of $1,151 after transaction costs.

Qualified Person - Unless otherwise specifically noted herein, all scientific or technical information in this news release, including assay results and reserve estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”).  Dr. Megaw is not independent as he is an officer and a paid consultant of the Company.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in partnership with Fresnillo plc (56%) and is located in the Fresnillo Silver District in Mexico, the world’s premier silver mining camp.  We are presently developing the underground infrastructure on the property, under the operational expertise of our joint venture partner, Fresnillo plc, to support an expected 4,000 tonnes per day mining operation.  As well, we have an expanded exploration program in place investigating other highly prospective targets across the property.  In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including the anticipated time and capital schedule to production; expectations on the approval of the development of the project; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, IRR and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; differing results and recommendations in the Feasibility Study; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the PEA; and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this release, except as required by law.

This news release presents certain financial performance measures, including all in sustaining costs (AISC), cash cost and total cash cost that are not recognized measures under IFRS. This data may not be comparable to data presented by other silver producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing comparisons between periods. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This news release contains non-GAAP financial performance measure information for a project under development incorporating information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.